SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )


                          Safety Insurance Group, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78648T100
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Bruce R. Berkowitz no longer serves as a director of the Issuer and the Common Stock to which this filing relates is being held for investment purposes only.

CUSIP No. 78648T100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     8,700

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     30,400

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.19%

12.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 78648T100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     8,700

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     30,400

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.19%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 78648T100
          ---------

Item 1(a).  Name of Issuer:

            Safety Insurance Group, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            20 Custom House Street, Boston, MA 02110
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Fairholme Capital Management, L.L.C.;
            Bruce R. Berkowitz
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Fairholme Capital Management, L.L.C. -
            1001 Brickell Bay Drive,
            Suite 3112,
            Miami, FL  33131

            Bruce R. Berkowitz -
            c/o Fairholme Capital Management, L.L.C.,
            1001 Brickell Bay Drive,
            Suite 3112,
            Miami, FL  33131
            --------------------------------------------------------------------

Item 2(C).  Citizenship:

            Fairholme Capital Management, L.L.C. - Delaware
            Bruce R. Berkowitz - United States of America
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            78648T100
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [x]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)  [x]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     30,400 of Safety Insurance Group, Inc. are owned, in the aggregate, by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM"). Because Mr. Berkowitz, in his capacity as the Managing Member of FCM, has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.


Fairholme Capital Management, L.L.C.
------------------------------------

     (a)  Amount beneficially owned:

          30,400
          ----------------------------------------------------------------------

     (b)  Percent of class:

          0.19%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote                  0
                                                                 --------------,

          (ii) Shared power to vote or to direct the vote             8,700
                                                                 --------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                            0
                                                                 --------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                       30,400
                                                                 --------------.

Bruce R. Berkowitz
------------------

     (a)  Amount beneficially owned:

          30,400
          ----------------------------------------------------------------------

     (b)  Percent of class:

          0.19%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote                   0
                                                                 --------------,

          (ii) Shared power to vote or to direct the vote             8,700
                                                                 --------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                             0
                                                                 --------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                        30,400
                                                                 --------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Bruce R. Berkowitz*
---------------------------
    Bruce R. Berkowitz


Fairholme Capital Management, L.L.C.*

By:  /s/ Bruce R. Berkowitz
---------------------------
Name: Bruce R. Berkowitz
Title: Managing Member

Dated: February 14, 2007

* The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2007 relating to the Common Stock par value $.01 per share of Safety Insurance Group, Inc., shall be filed on behalf of the undersigned.


/s/ Bruce R. Berkowitz*
---------------------------
    Bruce R. Berkowitz


Fairholme Capital Management, L.L.C.*

By:  /s/ Bruce R. Berkowitz
---------------------------
Name: Bruce R. Berkowitz
Title: Managing Member

Dated: February 14, 2007








SK 22146 0002 746981